Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports

The First Six Months of Fiscal Year 2016 Unaudited Financial Results

Revenues in the First Six Months of FY2016 Down 94.1% to $0.5 Million from the First Six Months of FY2015

Gross Profits in the First Six Months of FY2016 Down 95.2% to $0.2 Million from the First Six Months of FY2015

Basic and Diluted Loss Per Share of $0.48 in the First Six Months of FY2016 from Basic and Diluted Income Per Share of $1.87 in the First Six Months of FY2015

Xi’an, China, June 30, 2016 - Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced the financial results for the six months ended March 31, 2016. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended March 31, 2016:

Revenues decreased 94.1% to $0.5 million from $8.5 million for the six months ended March 31, 2015;

Gross profit decreased 95.2% to $0.2 million from $4.4 million for the six months ended March 31, 2015;

Gross margin decreased to 42.3% from 51.5% for the six months ended March 31, 2015;

Net loss of $0.7 million as compared to net income of $2.6 million for the six months ended March 31, 2015.

Basic and diluted loss per share was $0.48 for the six months ended March 31, 2016 compared to basic and diluted income per share of $1.87 for the six months ended March 31, 2015. Weighted average shares outstanding for the six months ended March 31, 2016 remained unchanged at 1,405,000.

“We had a tough first half of the fiscal year. While the business conditions deteriorated rapidly, we faced strong competition in our wireless system solution business. Since the “Jingbian Integration Project” completed, we have not signed any big contracts which led our revenue significantly dropped in this first half year,” said Mr. Peng Zhang, Chief Executive Officer. “In addition, a growing number of small service providers compete very aggressively on price which negatively affected our ability to win new contracts. While we believe that this situation may be temporary, it is difficult to predict how long it will take for the market to return to a better price level. In the meantime, we have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth.”

Results of Operations - For the Six Months Ended March 31, 2016 Compared to the Six Months Ended March 31, 2015

Net Revenues

The Company’s revenues decreased by 94.1% to $0.5 million for the six months ended March 31, 2016, as compared to $8.5 million for the six months ended March 31, 2015.

Revenues from software solutions increased by 40.9% to $0.06 million in the six months ended March 31, 2016, compared to $0.04 million in the six months ended March 31, 2015. As a percentage of total revenue, software solutions sales increased from 0.5% to 12.5%.

Revenues from wireless system solutions decreased by 94.9% to $0.4 million in the six months ended March 31, 2016, compared to $8.4 million in the six months ended March 31, 2015. As a percentage of total revenue, wireless system solution sales decreased from 99.5% to 87.5% of our total revenue. The decrease in revenue from wireless system solutions was caused by the fact that the Company recorded revenue of $6.7 million from Jingbian integration project and Ningxia Bao Ta project in the six months ended March 31, 2015, compared to $0.2 million from Jingbian integration project and Ningxia Bao Ta project in the six months ended March 31, 2016 as the Company has not signed any big contract since these projects were completed last year.

Cost of Sales

Cost of sales decreased by 93.0% to approximately $0.3 million for the six months ended March 31, 2016 from approximately $4.1 million for the six months ended March 31, 2015. The decrease in cost of sales was primarily in line with the decrease in revenue from wireless system solutions business. As a percentage of our total revenues, cost of sales increased from 48.5% of our total revenues for the six months ended March 31, 2015 to 57.7% of our total revenues for the six months ended March 31, 2016, which was mainly attributable to the fact that the projects the Company had worked on were with new clients and less profitable.

Cost of sales for software solutions increased by 100% to approximately $0.04 million for the six months ended March 31, 2016, compared to approximately $0.02 million for the six months ended March 31, 2015. This represented 13.3% and 0.5% of the total cost of sales, and 61.3% and 43.2% of software solutions revenue, for the six months ended March 31, 2016 and 2015, respectively. Cost of sales for wireless system solutions decreased by 93.9%, from approximately $4.1 million for the six months ended March 31, 2015 to approximately $0.2 million for the six months ended March 31, 2016. This represented 86.7% and 99.5% of the total cost of sales, and 57.1% and 48.5% of wireless system solution revenue, for the six months ended March 31, 2016 and 2015, respectively.

Gross Profit and Gross Margin

In the six months ended March 31, 2016, gross profit decreased by 95.2% to $0.2 million from $4.4 million in the six months ended March 31, 2015. Gross margin for the six months ended March 31, 2016 was 42.3%, compared to 51.5% in the six months ended March 31, 2015. This decrease of gross profit and gross margin was primarily due to the significant decreased volume of new contracts comparing to the same period last year.

Gross profit from software solutions decreased by 4.0% for the six months ended March 31, 2016, from $25,000 to $24,000, and gross margin decreased to 38.7% from 56.8% in the six months ended March 31, 2015. Gross profit from wireless system solutions decreased by 95.7% for the six months ended March 31, 2016 from $4.3 million to $0.2 million, and gross margin decreased to 42.9% from 51.5% in the six months ended March 31, 2015. The decrease in gross margins in both business sections above was due to the fact that we had projects with lower gross margins comparing to the same period last year.

Operating Expenses

Total operating expenses for the six months ended March 31, 2016 were $1.4 million, compared to $3.4 million for the six months ended March 31, 2015, representing a decrease of 58.3%.

Selling expenses decreased by 31.3% to $0.07 million in the six months ended March 31, 2016, compared to $0.1 million for the six months ended March 31, 2015, and represented 13.7% and 1.2% of revenues for the six months ended March 31, 2016 and 2015, respectively. The decrease in sales expenses was a direct result of the Company’s cost-control decision to reduce the related marketing and traveling expenses coping with the depression in the software solution market. The demand for software solutions products is lower because most of our clients are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies and fewer clients in such nature were inclined to buy value-added software solutions.

General and administrative expenses were approximately $1.3 million in the six months ended March 31, 2016, a decrease of 58.6% from $3.1 million in the six months ended March 31, 2015, which represented 262.3% and 37.1% of revenues for the six months ended March 31, 2016 and 2015, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant decrease in general and administrative expenses was mainly due to the decreased bad debt expense caused by the write-off of certain aged receivables, and decreased labor cost as a result of the decreased business operation in the six months ended March 31, 2016.

Research and development expenses were approximately $0.05 million in the six months ended March 31, 2016, a decrease of 68.6% from $0.17 million in the six months ended March 31, 2015, which represented 10.9% and 2.0% of revenues for the six months ended March 31, 2016 and 2015, respectively. The decrease in research and development expense was mainly due to the reduction of the number of R&D staffs.

Income (Loss) from Operations

The Company had loss from operations of $1.2 million in the six months ended March 31, 2016, compared to income from operations of $1.0 million in the six months ended March 31, 2015, a decrease of $2.2 million, which primarily due to the significantly lower revenue and gross profit from wireless system solutions business.

Net income (Loss) and EPS

Net loss was $0.7 million in the six months ended March 31, 2016, compared to net income of $2.6 million in the six months ended March 31, 2015. Basic and diluted loss per share was $0.48 in the six months ended March 31, 2016, compared to basic and diluted income per share of $1.87 for the six months ended March 31, 2015. The number of weighted average common shares outstanding for the six months ended March 31, 2016 remained unchanged at 1,405,000.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2016, the Company had cash and cash equivalents of $1.6 million, compared to $2.7 million as of September 30, 2015, the Company’s last fiscal year end.

Net cash used in operating activities for the six months ended March 31, 2016 was approximately $0.5 million, compared to approximately $2.1 million provided by operating activities for the six months ended March 31, 2015. For the six months ended March 31, 2016, the Company had a net loss of $0.7 million compared to net income of $2.6 million for the same period last year, and nil unbilled revenue compared to $5.0 million for the same period last year.

Net cash used in financing activities for the six months ended March 31, 2016 was approximately $0.7 million, compared to approximately $4.5 million for the six months ended March 31, 2015. The decrease is due to the lower amount of loans made to the related parties during the six months ended March 31, 2016 comparing to the same period in the prior year. As of March 31, 2016, the closing balance of due from related parties increased by $0.6 million to $6.4 million, compared to $5.8 million as of September 30, 2015. The Company had $4.4 million of loan to Xi’an Xin Rong Technology Industrial (Group) Co., Ltd. (“Xi’an Xin Rong”), and $1.9 million of loan to Xi'an Teachteam Investment Holdings (Group) Co., Ltd. (“Xi’an Techteam”). Both Xi’an Xin Rong and Xi’an Techteam are indirectly owned and controlled by Mr. Tao Li, Chairman of the Company. The loans are unsecured, interest free and payable on demand and for business operations.

Net cash provided by investing activities was approximately $32,000 for the six months ended March 31, 2016, compared to $4,000 provided by investing activities for the six months ended March 31, 2015.

Financial Outlook

Based on the results of the first six months of fiscal year 2016, in light of increased competition, price pressure and continuing negotiations for new contracts that were expected to be signed later in the year, the Company lowered its previously released guidance for fiscal year 2016. We now expect revenues in the range between $2 million and $4 million and net loss in the range between $0 and $1 million.

Conference Call

The Company will host a conference call to discuss the financial results for the six months ended March 31, 2016 at 7:30 a.m. ET on June 30, 2016.

Teleconference Information:

Live Participant Dial In (Toll Free): 877-407-9205
Live Participant Dial In (International): 201-689-8054

Number of Lines: 10

Replay Number (Toll Free): 877-481-4010
Replay Number (International): 919-882-2331
Replay ID: 10041
Teleconference Replay Available Until: July 2, 2016 at 11:59 PM

The conference call will be webcast live by Vcall and can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=175107.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, and improves efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit the Company’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2015 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Mr. Wang Fang
Assistant to the Chief Financial Officer
Tel: +86-29-8826-6383
Email: wangfang@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2016	2015
	(Unaudited)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	$1,637	$2,743
Accounts and Notes Receivable, net of allowance	4,116	4,428
Inventories, net	110	166
Other receivables and prepayments	130	152
Total Current Assets	5,993	7,489

Non-current assets
Due from related companies	6,365	5,739
Property, plant and equipment, net	11,449	11,895
Intangible assets, net	554	571
Total Assets	$24,361	$25,694

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,776	$2,067
Advances from customers	399	392
Other payables and accruals	162	155
Taxes payable	1,406	1,551
Dividend payable	802	812
Total Current Liabilities	4,545	4,977

Stockholders' equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2016 and September 30, 2015, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	2,064	1,615
Unappropriated retained earnings	(7,752)	(6,622)
Accumulated other comprehensive income	3,257	3,477
Total Shareholders' Equity	19,816	20,717
Total Liabilities and Shareholders' Equity	$24,361	$25,694

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2016	2015	2014

Revenues
Software	$62	$44	$179
Wireless system solution	434	8,430	3,459
- Related party	-	-	-
-Third Party	434	8,430	3,459
Total revenues	496	8,474	3,638

Cost of sales
Software	38	19	146
Wireless system solution	248	4,088	2,611
- Related party	-	-	-
-Third Party	248	4,088	2,611
Total cost of sales	286	4,107	2,757

Gross profit	210	4,367	881

Operating expenses
Selling and marketing expenses	68	99	239
General and administrative expenses	1,301	3,140	1,347
Research and development expenses	54	172	59
Total Operating expenses	1,423	3,411	1,645
Income (Loss) from operations	(1,213)	956	(764)

Other income(expense)
Interest income	4	22	19
Other income (expense), net	528	1,653	54
- Related party	-	24	-
-Third Party	528	1,630	54
Total other income, net	532	1,675	73
Income (Loss) before income tax expenses	(681)	2,631	(691)
Income tax expenses	-	-	-
Net Income (Loss)	(681)	2,631	(691)
Other comprehensive income
Foreign currency translation gain (loss)	(220)	105	(55)
Comprehensive Income (Loss)	$(901)	$2,736	$(746)

Earning (Loss) per ordinary share:
Basic and Diluted	$(0.48)	$1.87	$(0.49)

Weighted average number of ordinary shares outstanding
Basic and Diluted	1,405,000	1,405,000	1,405,000

  KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  (Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2016	2015	2014

Cash flows from operating activities
Net Income (Loss)	$(681)	$2,631	$(691)
Depreciation and amortization	266	321	287
Bad debt expense	(8)	1,635	(93)
Changes in operating assets and liabilities
Accounts and notes receivable	252	(2,398)	(294)
Unbilled revenue	-	4,986	3,174
Other receivables and prepayments	28	570	1,230
Inventories	54	2,011	(140)
Taxs payable	(124)	(61)	(47)
Accounts payable	(263)	429	(548)
Advance from customers	12	(7,984)	(1,597)
Other payables and accruals	8	5	4
Net cash (used in) provided by operating activities	(456)	2,145	1,285

Cash flows from investing activities
Payment to purchase property and equipments	-	(23)	(8)
Proceeds from disposal of office equipment	32	27	32
Net cash provided by investing activities	32	4	24

Cash flows from financing activities
Payment in loan to related companies	(699)	(4,450)	(1,929)
Net cash used in financing activities	(699)	(4,450)	(1,929)

Effect of exchange rate changes on cash and cash equivalents	17	(6)	(11)

Net decrease in cash and cash equivalents	(1,106)	(2,307)	(631)
Cash and cash equivalents at beginning of year	2,743	4,166	6,132
Cash and cash equivalents at end of year	$1,637	$1,859	$5,501

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$106,501	$-	$-